[GENEREX BIOTECHNOLOGY CORPORATION LETTERHEAD]

Via facsimile # 202.772.9217 & EDGAR

September 19, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Tabatha Atkins
Staff Accountant
Mail Stop 6010

Re:	Generex Biotechnology Corporation,
Item 4.01 Form 8-K
Filed September 10, 2008
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation, a Delaware corporation (the “Company”), we are transmitting for filing via EDGAR Amendment No. 1 (“Amended 8-K”) to the Company’s current report on Form 8-K (Items 4.01 and 9.01) filed on September 10, 2008 (the “8-K”).

Set forth below are the Company's responses to the comments of the Commission staff as set forth in your letter, dated September 12, 2008, with respect to the 8-K. For ease of reference, we have set forth the staff's comment followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amended 8-Kt.

Securities and Exchange Commission
September 19, 2008

With this correspondence, we are forwarding clean and marked courtesy copies of the Amended 8-K reflecting the changes made to the 8-K.

Item 4.01 Form 8-K

1.
It appears that a change in accountant took place on August 1, 2008, the date the merger occurred between Danziger Hochman Partners LLP and MSCM LLP. Thus so being, it appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response:

On July 31, 2008, the Company received a brief announcement from MSCM of the pending merger of Danziger with MSCM. The announcement stated that the effective date of the merger would be August 1, 2008. The Company had no prior notice of this event. On August 4, 2008, the Company received confirmation from one of the partners of Danziger that the two partners of Danziger would be joining MSCM and that there would be no change in the relationship between the Company and its auditors other than the increased resources of the new firm.

On September 5, 2008, the Company received the engagement letter from MSCM. On that date, the Company’s Audit Committee conducted a telephonic meeting to review the MSCM engagement letter, to approve the engagement of MSCM for the fiscal year 2008 and to approve the audit plan for fiscal year 2008..

Following receipt of the Staff’s comment letter, the Company has learned from Danziger that the merger of Danziger with MSCM did not close until the week of September 15, 2008 and, for accounting reasons, has been given an effective date of August 1, 2008. The Company also has learned that during the period from July 31, 2008 to the week of September 15, 2008, Danziger continued in existence and conducted its normal operations and that following the closing of the merger, Danziger will continue in existence for the purposes such as providing consents with respect to reports issued prior to the merger with MSCM. Based on this information, we have revised the description of the merger of Danziger and MSCM in the first paragraph of the Amended 8-K.

We respectfully submit that the Company’s 8-K was timely filed because Danziger remained the Company’s independent auditor until September 5, 2008, when the Audit Committee approved the engagement of MSCM. Prior to September 5, 2008, Danziger did not resign or decline to stand for re-appointment, and the Company did not dismiss Danziger. Only on September 5, 2008, when the Audit Committee received the engagement letter from MSCM and approved the engagement of MSCM did Danziger cease being the Company’s auditors. Only at that time did a reportable event under Form 8-K occur. For this reason, we have revised the date of the earliest reportable event on the cover page of the Amended 8-K from August 1, 2008, the date on which the Company initially believed that the merger of Danziger and MSCM would close, to September 5, 2008, the date on which the Audit Committee engaged MSCM as the Company’s independent auditors and Danziger ceased being the Company’s auditors.

Securities and Exchange Commission
September 19, 2008

Furthermore, we respectfully submit that the timing of the filing of the 8-K should not impact the Company’s Form S-3 eligibility for the following reasons. For all practical purposes, the “change” in the Company’s independent auditors occurred in name only. The same partners who audited the Company’s 2007 financial statements will audit the Company’s 2008 financial statements. The “change” in accountants related solely to the organizational structure of the auditors’ own business operations and had nothing to do with the Company or the Company’s relationship with its auditors. The events described above do not constitute the type of change in accountants the late disclosure of which could adversely affect investors, and as such, do not warrant a penalty as severe as restricting the Company’s eligibility to use Form S-3.

2.
Your references to the “subsequent interim period preceding the engagement of “MSCM” in the third paragraph is too vague. Please amend your filing to specifically state whether, during your past two fiscal years and in the subsequent interim period through August 1, 2008, the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. You should specify the “interim period” as the “interim period through August 1, 2008,” which is the date Danziger Hochman Partners LLP ceased being your auditors.

Response:

The Company has revised the third paragraph of the Amended 8-K to amend the “interim period” through September 5, 2008, the date on which the Audit Committee approved the engagement of MSCM and the date on which Danziger ceased being the Company’s auditors..

Securities and Exchange Commission
September 19, 2008

3.	It is unclear why the fourth paragraph has been included. Please advise or revise.

Response:

The Company has deleted the fourth paragraph as it appeared in the 8-K in response to the above comment.

4.
Your reference to the “subsequent interim period preceding the engagement of MSCM” in the fifth paragraph is too vague. Please amend your filing to specifically state whether, during your past two fiscal years through the date of engagement (September 5, 2008), you consulted MSCM, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K. Ensure that your revised disclosure specifies whether you consulted MSCM LLP regarding any of the matter that was the subject of a reportable event during the aforementioned timeframe.

Response:

The Company has revised the fourth paragraph of the Amended 8-K to add the above-requested information.

5.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Danziger Hochman Partners LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Response:

The Company has included an updated letter from Danziger as Exhibit 16 to the Amended 8-K.

Additionally, as requested in the Comment Letter, the Company acknowledges:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 19, 2008

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel
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